NOVOMOTO, LLC

Reviewed Financial Statements For The Years Ended December 31, 2020 and 2019



Independent Accountant's Review Report

To Management
Novomoto, LLC
Madison, Wisconsin

We have reviewed the accompanying balance sheet of Novomoto, LLC as of December 31, 2020 and 2019, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 23, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NOVOMOTO, LLC
BALANCE SHEET
DECEMBER 31, 2020 AND 2019
_____

	2020	**2019**
ASSETS		
CURRENT ASSETS		
Cash	$ 194,625	$ 21,743
Accounts Receivable	80,645	31,101
Allowance for Doubtful Accounts	(16,128)	(3,110)
Inventory	395,929	123,111
TOTAL CURRENT ASSETS	655,071	172,844
NON-CURRENT ASSETS		
Equipment	16,412	10,262
Accumulated Depreciation	(5,600)	(2,558)
TOTAL NON-CURRENT ASSETS	10,812	7,704
TOTAL ASSETS	665,883	180,548
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Credit Card Debt	-	48,439
Current Portions of Debt	16,357	15,265
TOTAL CURRENT LIABILITIES	16,357	63,704
NON-CURRENT LIABILITIES		
Convertible Notes	943,816	230,000
Accrued Interest	93,110	30,123
Note Payable	46,079	48,171
TOTAL LIABILITIES	1,099,362	371,998
MEMBERS' EQUITY		
Contributed Capital	1,781	1,781
Retained Earnings (Deficit)	(435,258)	(193,232)
TOTAL MEMBERS' EQUITY	(433,477)	(191,451)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 665,883	$ 180,548

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.


NOVOMOTO, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
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	2020	2019
Operating Income		
Sales, Net	$ 108,653	$ 25,550
Cost of Goods Sold	(47,824)	(16,865)
Gross Profit	60,829	8,685
Operating Expense		
Salaries & Wages	111,159	76,529
General & Administrative	63,718	38,410
Research & Development	55,209	455
Professional Fees	26,749	20,798
Rent	9,910	11,607
Selling & Marketing	3,115	7,875
Depreciation	3,042	1,587
	272,902	157,261
Net Income from Operations	(212,073)	(148,576)
Other Income (Expense)		
Grant Income	37,177	10,711
Interest Income	1	10
Other Income	-	300
Tax Expense	(1,045)	(47)
Interest Expense	(66,086)	(24,261)
Net Income	$ (242,026)	$ (161,863)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

NOVOMOTO, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
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	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (242,026)	$ (161,863)
Depreciation	3,042	1,587
Change in Accounts Receivable	(36,527)	(7,250)
Change in Credit Card Debt	(48,439)	48,439
Change in Inventory	(272,818)	(75,824)
Net Cash Flows From Operating Activities	(596,768)	(194,911)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(6,150)	(2,793)
Net Cash Flows From Investing Activities	(6,150)	(2,793)
Cash Flows From Financing Activities		
Issuance of Convertible Notes	713,816	140,000
Contributed Capital	-	1,682
Change in Notes Payable	(1,000)	(15,749)
Accrued Interest	62,780	19,749
Net Cash Flows From Financing Activities	775,596	145,682
Cash at Beginning of Period	21,743	73,768
Net Increase (Decrease) In Cash	172,678	(52,022)
Cash at End of Period	$ 194,418	$ 21,743
Supplemental Disclosures		
Interest Paid in Cash	3,306	4,512

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

NOVOMOTO, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Contributed Capital	Member Draws	Retained Earnings	Total Members' Equity
Balance at December 31, 2018	$ 100	$ -	$ (31,369)	$ (31,269)
Contribution of Capital	1,681	-		1,681
Net Income			(161,863)	(161,863)
Balance at December 31, 2019	$ 1,781	$ -	$ (193,232)	$ (191,451)
Net Income			(242,026)	(242,026)
Balance at December 31, 2020	$ 1,781	$ -	$ (435,258)	$ (433,477)

Contents

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Novomoto, LLC ("the Company") is a limited-liability company organized under the laws of the State of Wisconsin. The Company provides alternative energy resources to customers in developing countries.

The Company wholly owns NovoMoto RDC SARLU, a legal entity that operates in the Democratic Republic of Congo.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

 Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

 Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, allowances for doubtful accounts.

 Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

 Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's main line of business to selling alternative energy resources in developing countries. Additionally, the Company occasionally participates in competitions and its earnings are recognized as Other Income.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that 20% of outstanding accounts receivable are uncollectible. As of December 31, 2020, the Company has accrued a reserve of $16,128 for doubtful accounts.

During 2019, the Company estimate for doubtful accounts was 10%. The Company changed its estimate as a result of its new customers.

Inventory

The Company values inventory at the lower of historic cost or market value.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies office space in the United States and in the Democratic Republic of Congo under month-to-month operating lease arrangements. There are no future minimum payments due under the leases.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE D- DEBT

In 2017, the Company entered a royalty agreement in exchange for $10,000. The company will make quarterly payments amounting to 5% of gross revenue until paid in full. The total amount of interest paid will range from $1,000 to $5,000, depending on when the principle is paid.

In 2018, the Company entered a royalty agreement in exchange for $10,000. The company will make quarterly payments amounting to 5% of gross revenue until paid in full. The total amount of interest paid will range from $1,000 to $5,000, depending on when the principle is paid.

In 2018, the Company entered into a loan agreement for $50,000. The loan bears and interest rate of 9.25% per annum and will mature four years from issuance. The Company will make monthly interest payments of $385.42 for the first six months and $1,398.11 principle payments thereafter until the agreement matures.

During 2019, the Company issued a convertible note payable in exchange for $60,000. The note accrues interest at the rate of 8% per annum and will be payable two years from the date of issuance. The notes shall convert under certain pre-determined conditions such as a qualified financing event, change of control, or an optional maturity conversion. Upon conversion, equity conversion may be issued with a discount of 20%. The note has a valuation cap of $3,000,000.

During 2020, the Company issued a series of convertible notes payable in exchange for $713,816. The notes accrue interest at a rate of 8% per annum and will be payable from the date of issuance. The notes shall convert under certain predetermined conditions such as a qualified financing event, change of control, or an optional maturity conversion. Upon conversion, equity conversion may be issued with a discount of 20%. The notes have valuation caps ranging from $3,600,000 to $4,500,000.

The Company accrued approximately $62,780 and $19,749 in interest in 2020 and 2019, respectively.

NOTE F- CORRECTION OF ERROR

The Company incorrectly stated its inventory in 2019. As a result, cost of goods sold for the period was overstated by $5,772. Below is a presentation of the affected accounts:

	2019 Corrected	2019 Uncorrected
Inventory	123,111	117,339
Costs of Goods Sold	(16,865)	(22,637)

The Company incorrectly accrued interest related to its convertible notes payable. The Company corrected these calculation errors and has restated its interest expense and accrued interest. Below is a presentation of the affected accounts:

	2019 Corrected	2019 Uncorrected
Interest Expense	24,261	22,530
Accrued Interest	30,123	22,400

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 17, 2021 the date that the financial statements were available to be issued.